Exhibit 99.1

LexinFintech Holdings Ltd. Reports Fourth Quarter and Full Year 2020

Unaudited Financial Results

SHENZHEN, China, March 18, 2021 (GLOBE NEWSWIRE)/-- LexinFintech Holdings Ltd. (“Lexin” or the “Company”) (NASDAQ: LX), a leading online consumption and consumer finance platform for new generation consumers in China, today announced its unaudited financial results for the quarter ended December 31, 2020.

Fourth Quarter and Full Year 2020 Operational Highlights:

•

Total loan originations[1] in the fourth quarter of 2020 reached RMB53.2 billion, an increase of 24.2% from RMB42.8 billion in the fourth quarter of 2019. Total loan originations[1] in 2020 reached RMB177 billion, an increase of 40.3% from RMB126 billion in 2019.

•	Total outstanding principal balance of loans[1] reached RMB76.5 billion as of December 31, 2020, representing an increase of 26.3% from RMB60.6 billion as of December 31, 2019.
•

Number of active users[2] who used our loan products in 2020 reached 12.9 million, representing an increase of 31.2% from 9.9 million in 2019. Number of active users[2] who used our loan products in the fourth quarter of 2020 reached 8.2 million, representing an increase of 16.9% from 7.0 million in the fourth quarter of 2019.

•

Number of new active users who used our loan products in 2020 was 6.1 million, representing a decrease of 6.9% from 6.6 million in 2019. Number of new active users who used our loan products in the fourth quarter of 2020 was 2.1 million, representing a decrease of 1.7% in the fourth quarter of 2019.

•

Number of orders placed on our platform in 2020 was 298 million, representing an increase of 77.1% from 168 million in 2019. Number of orders placed on our platform in the fourth quarter of 2020 was 87.6 million, representing an increase of 26.5% from 69.2 million in the fourth quarter of 2019.

•

The GMV[3] of our e-commerce channel in 2020 reached RMB5.3 billion, representing a decrease of 34.7% from RMB8.1 billion in 2019. The GMV of our e-commerce channel in the fourth quarter of 2020 amounted to RMB1.4 billion, representing a decrease of 42.7% from RMB2.4 billion in the fourth quarter of 2019.

•	The weighted average tenor of loans originated on our platform in the fourth quarter of 2020 was approximately 12 months. The nominal APR[4] was 16.1% for the fourth quarter of 2020.
•

Total number of registered users reached 118 million as of December 31, 2020, representing an increase of 61.2% from 73.3 million as of December 31, 2019; and users with credit line reached 27.7 million as of December 31, 2020, up by 43.2% from 19.4 million as of December 31, 2019.

•	90 day+ delinquency ratio[5] was 1.95% as of December 31, 2020.
[1]	Originations of loans and outstanding principal balance represent the origination and outstanding principal balance of both on- and off-balance sheet loans.
[2]

Active users refer to, for a specified period, users who made at least one transaction during that period through our platform or through our third-party partners’ platforms using credit line granted by us.

[3]	GMV refers to the total value of transactions completed for products purchased on the e-commerce channel, net of returns.
[4]

Nominal APR refers to all-in interest costs and fees to the borrower over the net proceeds received by the borrower as a percentage of the total loan originations of both on- and off-balance sheet loans.

[5]

90 day+ delinquency ratio refers to outstanding principal balance of on- and off-balance sheet loans that were 90 to 179 calendar days past due as a percentage of the total outstanding principal balance of on- and off-balance sheet loans on our platform as of a specific date. On-balance sheet loans that were over 179 calendar days past due and charged off are not included in the delinquency rate calculation. Off-balance sheet loans that were over 179 calendar days past due are assumed charged off and not included in the delinquency rate calculation. The Company does not distinguish on the basis of the on- or off-balance sheet treatment in monitoring the credit risks of borrowers and the delinquency status of loans.

Fourth Quarter 2020 Financial Highlights:

•

Total operating revenue reached RMB3.0 billion. Credit-oriented services income reached RMB1.8 billion, representing an increase of 3.2% from the fourth quarter of 2019. Platform-based services income reached RMB717 million, representing an increase of 232% from the fourth quarter of 2019.

•	Gross profit reached RMB1,520 million, representing an increase of 2.9% from the fourth quarter of 2019.
•	Net income was RMB510 million, representing a decrease of 1.6% from the fourth quarter of 2019.
•	Non-GAAP EBIT[6] was RMB704 million, representing an increase of 0.8% from the fourth quarter of 2019.
•	Adjusted net income[6] was RMB603 million, representing an increase of 3.1% from the fourth quarter of 2019. Adjusted net income per ADS[6] was RMB2.93 on a fully diluted basis.

Full Year 2020 Financial Highlights:

•

Total operating revenue reached RMB11.6 billion. Credit-oriented services income reached RMB7.5 billion, representing an increase of 26.3% from 2019. Platform-based services income reached RMB2.0 billion, representing an increase of 150% from 2019.

•	Gross profit reached RMB3,633 million, representing a decrease of 27.3% from 2019.
•	Net income was RMB595 million, representing a decrease of 74.1% from 2019.
•	Non-GAAP EBIT[6] was RMB1,023 million, representing a decrease of 64.4% from 2019.
•	Adjusted net income[6] was RMB903 million, representing a decrease of 62.9% from 2019. Adjusted net income per ADS[6] was RMB4.39 on a fully diluted basis.
[6]

Non-GAAP EBIT, adjusted net income, adjusted net income per ordinary share and per ADS are non-GAAP financial measures. For more information on non-GAAP financial measures, please see the section of “Use of Non-GAAP Financial Measures Statement” and the tables captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

“In the past year, in spite of the challenging conditions presented by the ongoing COVID-19 pandemic, Lexin was able to meet our guidance and complete our loan origination targets. Our registered users, scale, and revenues continued to grow, and our credit risk is continuing to stabilize.” said Mr. Jay Wenjie Xiao, Lexin’s chairman and chief executive officer. “In particular, our ‘To Bank’ technology service capabilities continue to lead the industry. In the fourth quarter, loan originations generated under our pure technology service model represented over 50% of our new loan originations, improving the overall quality of our growth. This year, Lexin will aim to achieve even faster growth with higher quality, and based on the strong performance in the first quarter and the improving asset quality, we are raising our full year loan origination target up to RMB250 billion.”

“Even our core financial technology business continues to grow, we will concurrently develop a second area of growth. At the beginning of this year, Lexin introduced our new Yuehui, Maiya, and Xiaofeihao products, to expand the potential of our business, and to expand the customers that we serve from 120 million to the potential 500 million in the new consumption cohort. We currently estimate that our Maiya product will achieve GMV of RMB50 million for March.” Mr. Xiao added. “The scale of our potential business will extend to cover China’s USD4 trillion new consumption market. As China becomes the world’s largest consumption market, Lexin will utilize the customers, consumption scenarios, and operational capabilities that we have accumulated over the many years, to fully capture the potential of this historical opportunity, and to realize ever stronger growth from the expanding new consumption market.”

“We performed strongly in the last quarter of 2020 and we are currently seeing strong positive growth trends for 2021. As a result, we are raising our full year loan origination guidance for 2021, as we now expect total loan originations for 2021 to be between RMB240 and RMB250 billion,” said Mr. Craig Yan Zeng, Lexin’s chief financial officer, “In addition, the continued efforts made on improving asset quality are expected to enable a strong recovery in our profitability for the current fiscal year.”

“Our credit performance and credit quality continues to improve for new loan originations and is within our expectations,” said Mr. Yang Qiao, Lexin’s vice president, “Our vintage charge-off rates7 is at approximately 4.0%, and our 90 day+ delinquency rate was 1.95% as of December, 2020. In addition, our first payment default rate (30 day+)8 for new loan originations have been at below 1% for the past 5 months now, and our one-month delinquencies for all our key past vintages have peak. As a result, we expect our credit performance to continue to improve in the future.”

[7]

Vintage charge-off rate refers to, with respect to on- and off-balance sheet loans originated during a specified time period, which we refer to as a vintage, the total outstanding principal balance of the loans that are charged off during a specified period, divided by the total initial principal of the loans originated in such vintage. Please refer to vintage curve at the end of “Fourth Quarter 2020 Financial Results” of this press release.

[8]	Loan balance with first payment day past due 30+ over total loan origination.

Fourth Quarter 2020 Financial Results:

Operating revenue decreased from RMB3,148 million in the fourth quarter of 2019 to RMB3,033 million in the fourth quarter of 2020. This decrease in operating revenue was due to a decrease in online direct sales and services income, partially offset by the increase in credit-oriented services income and platform-based services income for the quarter, driven by continuing increases in the number of active users on our platform, and the change of the presentation of guarantee income along with the adoption of ASC 326. Before the adoption of ASC 326, gain or loss related to financial guarantee not accounted for as derivatives was recorded in one combined financial statement line item within “Gain on guarantee liabilities, net.” After the adoption of ASC 326, the gain released from the guarantee liabilities accounted for under ASC 460 is recorded as “Guarantee income” as a separate financial statement line item within revenue and the relevant credit losses are recorded as “Provision for credit losses of contingent liabilities of guarantee.”

Online direct sales decreased by 60.6% from RMB1,085 million in the fourth quarter of 2019 to RMB428 million in the fourth quarter of 2020. This decrease was primarily due to the decrease in the number of e-commerce orders during the fourth quarter of 2020.

Credit-oriented services income increased by 3.2% from RMB1,789 million in the fourth quarter of 2019 to RMB1,846 million in the fourth quarter of 2020. The increase was primarily resulted from the increase of RMB339 million due to change of presentation of guarantee income as aforementioned and the increase of interest and financial services income and other revenues, partially offset by the decrease in loan facilitation and servicing fees-credit oriented.

Loan facilitation and servicing fees-credit oriented decreased by 32.4% from RMB1,530 million in the fourth quarter of 2019 to RMB1,034 million in the fourth quarter of 2020. This decrease was primarily due to the Company’s business strategy shift to increase the loan originations under platform-based model.

Guarantee income for the fourth quarter of 2020 was RMB339 million. The guarantee liabilities accounted for under ASC 460 are released from the underlying risk, i.e., as the underlying loan is repaid by the borrower or when the lender is compensated in the event of a borrower’s default.

Interest and financial services income and other revenues increased by 82.3% from RMB259 million in the fourth quarter of 2019 to RMB473 million in the fourth quarter of 2020, which was consistent with the increase in the origination of on-balance sheet loans in the fourth quarter of 2020.

Platform-based services income increased by 232% from RMB216 million in the fourth quarter of 2019 to RMB717 million in the fourth quarter of 2020. This increase was primarily contributed by an increase in the loan facilitation and servicing fees-performance based.

Loan facilitation and servicing fees-performance based increased by 251% from RMB194 million in the fourth quarter of 2019 to RMB679 million in the fourth quarter of 2020. This increase was primarily due to an increase in the origination of off-balance sheet loans under the performance-based model within platform-based services, driven by continuing increases in the number of active users on our platform.

Cost of sales decreased by 60.4% from RMB1,092 million in the fourth quarter of 2019 to RMB432 million in the fourth quarter of 2020, which is consistent with the decrease of online direct sales revenue.

Funding cost increased by 9.7% from RMB128 million in the fourth quarter of 2019 to RMB141 million in the fourth quarter of 2020, which was consistent with the increase of the funding debts to fund the on-balance sheet loans.

Processing and servicing cost increased by 81.8% from RMB210 million in the fourth quarter of 2019 to RMB382 million in the fourth quarter of 2020. This increase was primarily due to an increase in fees to third-party insurance companies and guarantee companies, an increase in risk management expenses, and an increase in salaries and personnel related costs.

Provision for credit losses of financing receivables decreased by 31.2% from RMB219 million in the fourth quarter of 2019 to RMB151 million in the fourth quarter of 2020. The credit losses have reflected the most recent performance in relation to the Company’s on-balance sheet loans and the Company has continued to implement prudent credit assessment and risk management policies and procedures.

Provision for credit losses of contract assets and receivables increased by 794% from RMB20.9 million in the fourth quarter of 2019 to RMB187 million in the fourth quarter of 2020. This increase was mainly due to the significant increase in off-balance sheet loans originated as a result of the continuing growth of our business, earlier recognition of credit losses under ASC 326 as well as negative impact of the ongoing COVID-19 pandemic started in 2020.

Provision for credit losses of contingent liabilities of guarantee was RMB220 million in the fourth quarter of 2020. After the adoption of ASC 326 on January 1, 2020, a separate contingent liability in full amount determined using current expected credit losses (“CECL”) lifetime methodology is accounted for in addition to and separately from the guarantee liabilities accounted for under ASC 460, and relevant credit losses are recorded as “Provision for credit losses of contingent liabilities of guarantee.” Before the adoption of ASC 326, gain or loss related to such financial guarantee was recorded in one combined financial statement line item within “Gain on guarantee liabilities, net.”

Gross profit increased by 2.9% from RMB1,478 million in the fourth quarter of 2019 to RMB1,520 million in the fourth quarter of 2020. The increase in the gross profit is primarily due to the significant increase in platform-based services income and interest and financial services income and other revenues, and partially offset by the increase in processing and servicing cost, provision for credit losses of contract assets and receivables and provision for credit losses of contingent liabilities of guarantee.

Sales and marketing expenses decreased by 34.0% from RMB520 million in the fourth quarter of 2019 to RMB343 million in the fourth quarter of 2020. This decrease was primarily due to a decrease in online advertising cost.

Research and development expenses decreased by 6.1% from RMB101 million of 2019 to RMB95.1 million in the fourth quarter of 2020. This decrease was primarily due to a decrease in salaries and personnel related costs.

General and administrative expenses increased by 4.8% from RMB120 million in the fourth quarter of 2019 to RMB125 million in the fourth quarter of 2020. This increase was primarily due to an increase in rental expenses.

Change in fair value of financial guarantee derivatives was a loss of RMB326 million in the fourth quarter of 2020, as compared to a loss of RMB258 million in the fourth quarter of 2019. The loss was primarily due to the re-measurement of the expected loss rates of the underlying outstanding off-balance sheet loans at the balance sheet date.

Change in fair value of loans at fair value was a loss of RMB35.9 million in the fourth quarter of 2020. Starting from the second quarter of 2020, for the loans we acquired/purchased from the relevant funding partners during the period, we account for them using fair value option pursuant to ASC 825, Financial Instruments, and record them as “Loans at fair value”. Changes in fair value of these loans are reported net and recorded as “Change in fair value of loans at fair value”.

Income tax expense for the fourth quarter of 2020 was RMB94.2 million, as compared to income tax expense of RMB96.1 million in the fourth quarter of 2019. The decrease of the income tax expense was consistent with the decrease of the taxable income from the same period of 2019.

Net income for the fourth quarter of 2020 was RMB510 million, representing a decrease of 1.6% from RMB518 million in the fourth quarter of 2019.

Adjusted net income for the fourth quarter of 2020 was RMB603 million, representing an increase of 3.1% from RMB585 million in the fourth quarter of 2019.

Full Year 2020 Financial Results:

Operating revenue increased from RMB10,604 million in 2019 to RMB11,645 million in 2020. This increase in operating revenue was due to an increase in credit-oriented services income and platform-based services income for the year, driven by continuing increases in the number of active users on our platform, and the change of the presentation of guarantee income along with the adoption of ASC 326, partially offset by the decrease in online direct sales and services income. Before the adoption of ASC 326, gain or loss related to financial guarantee not accounted for as derivatives was recorded in one combined financial statement line item within “Gain on guarantee liabilities, net.” After the adoption of ASC 326, the gain released from the guarantee liabilities accounted for under ASC 460 is recorded as “Guarantee income” as a separate financial statement line item within revenue and the relevant credit losses are recorded as “Provision for credit losses of contingent liabilities of guarantee.”

Online direct sales decreased by 47.5% from RMB3,624 million in 2019 to RMB1,901million in 2020. This decrease was primarily due to the decrease in the number of e-commerce orders during 2020.

Credit-oriented services income increased by 26.3% from RMB6.0 billion in 2019 to RMB7.5 billion in 2020. The increase was primarily resulted from the increase of RMB2,320 million due to change of presentation of guarantee income as aforementioned, partially offset by the decrease in loan facilitation and servicing fees-credit oriented.

Loan facilitation and servicing fees-credit oriented decreased by 21.3% from RMB4,812 million in 2019 to RMB3,787 million in 2020. This decrease was primarily due to the Company’s business strategy shift to increase the loan originations under platform-based model.

Guarantee income for 2020 was RMB2,320 million. The guarantee liabilities accounted for under ASC 460 are released from the underlying risk, i.e., as the underlying loan is repaid by the borrower or when the lender is compensated in the event of a borrower’s default.

Interest and financial services income and other revenues increased by 23.7% from RMB1,147 million in 2019 to RMB1,419 million in 2020, which was consistent with the increase in the origination of on-balance sheet loans in 2020.

Platform-based services income increased by 150% from RMB816 million in 2019 to RMB2,037 million in 2020. This increase was primarily contributed by an increase in the loan facilitation and servicing fees-performance based, partially offset by the decrease in loan facilitation and servicing fees-volume based.

Loan facilitation and servicing fees-performance based increased by 198% from RMB649 million in 2019 to RMB1,931 million in 2020. This increase was primarily due to an increase in the origination of off-balance sheet loans under the performance-based model within platform-based services, driven by continuing increases in the number of active users on our platform.

Cost of sales decreased by 47.4% from RMB3,624 million in 2019 to RMB1,908 million in 2020, which was consistent with the decrease of online direct sales revenue.

Funding cost increased by 15.9% from RMB509 million in 2019 to RMB590 million in 2020, which was consistent with the increase of the funding debts to fund the on-balance sheet loans.

Processing and servicing cost increased by 120% from RMB642 million in 2019 to RMB1,413 million in 2020. This increase was primarily due to an increase in fees to third-party insurance companies and guarantee companies, an increase in fees to third-party payment platforms, an increase in risk management expenses, an increase in credit assessment cost, and an increase in salaries and personnel related costs.

Provision for credit losses of financing receivables increased by 10.0% from RMB709 million in 2019 to RMB779 million in 2020. The credit losses have reflected the most recent performance in relation to the Company’s on-balance sheet loans and the Company has continued to implement prudent credit assessment and risk management policies and procedures.

Provision for credit losses of contract assets and receivables increased by 252% from RMB125 million in 2019 to RMB442 million in 2020. This increase was mainly due to the significant increase in off-balance sheet loans originated as a result of the continuing growth of our business, earlier recognition of credit losses under ASC 326 as well as negative impact of the ongoing COVID-19 pandemic started in 2020.

Provision for credit losses of contingent liabilities of guarantee was RMB2,881 million in 2020. After the adoption of ASC 326 on January 1, 2020, a separate contingent liability in full amount determined using current expected credit losses (“CECL”) lifetime methodology is accounted for in addition to and separately from the guarantee liabilities accounted for under ASC 460, and relevant credit losses are recorded as “Provision for credit losses of contingent liabilities of guarantee.” Before the adoption of ASC 326, gain or loss related to such financial guarantee was recorded in one combined financial statement line item within “Gain on guarantee liabilities, net.”

Gross profit decreased by 27.3% from RMB4,994 million in 2019 to RMB3,633 million in 2020. The decrease in the gross profit is primarily due to the significant increase of processing and servicing cost, provision for credit losses of contract assets and receivables and provision for credit losses of contingent liabilities of guarantee, partially offset by the increase in platform-based services income.

Sales and marketing expenses decreased by 17.2% from RMB1,539 million in 2019 to RMB1,274 million in 2020. This decrease was primarily due to a decrease in online advertising cost.

Research and development expenses increased by 14.0% from RMB416 million in 2019 to RMB474 million in 2020. This increase was primarily due to an increase in salaries and personnel related costs and an increase in depreciation and amortization expenses.

General and administrative expenses increased by 9.5% from RMB412 million in 2019 to RMB451 million in 2020. This increase was primarily due to an increase in salaries and personnel related costs.

Change in fair value of financial guarantee derivatives was a loss of RMB707 million in 2020, as compared to a loss of RMB212 million in 2019. The loss was primarily due to the re-measurement of the expected loss rates of the underlying outstanding off-balance sheet loans at the balance sheet date.

Change in fair value of loans at fair value was a loss of RMB47.3 million in 2020. Starting from the second quarter of 2020, for the loans we acquired/purchased from the relevant funding partners during the period, we account for them using fair value option pursuant to ASC 825, Financial Instruments, and record them as “Loans at fair value”. Changes in fair value of these loans are reported net and recorded as “Change in fair value of loans at fair value”.

An investment-related impairment charge of RMB69.2 million was recognized in 2020 on an equity investment due to its unsatisfied financial performance.

Income tax expense for 2020 was RMB90.6 million, as compared to income tax expense of RMB412 million in 2019. The decrease of the income tax expense was consistent with the decrease of the taxable income from 2019. In addition, RMB16.2 million income tax provision relating to 2019 was reversed as one subsidiary of the Group was certified to be qualified for using a preferential tax rate of 10% for 2019 annual tax clearance in the third quarter of 2020.

Net income for 2020 was RMB595 million, representing a decrease of 74.1% from RMB2,295 million in 2019.

Adjusted net income for 2020 was RMB903 million, representing a decrease of 62.9% from RMB2,434 million in 2019.

Please click here to view our vintage curve:

http://ml.globenewswire.com/Resource/Download/016e8a88-23ed-46f7-92ce-697c02cd0ae7

Regulatory update

In February 2021, the China Banking Regulatory Commission, the People’s Bank of China, the Ministry of Education, the Office of the Central Cyberspace Affairs Commission and the Ministry of Public Security jointly issued the Notice on Further Strengthening the Regulation and Management Work of Internet Consumer Loan for College Students. The notice provides that the micro-credit companies are prohibited to provide internet consumer loans to college students. In addition, it sets forth several requirements on the banking financial institutions participating in internet consumer loans for college students, including without limitation: (i) the banking financial institutions and its cooperative institution shall not conduct online precision marketing aimed at college students, and shall complete necessary filings and reports with relevant authorities before offline promotion in campus; (ii) the banking financial institutions shall strictly check credit qualifications and the identities of college students and their use of loans, conduct comprehensive credit assessment, and receive a written confirmation from the second repayment sources (such as parents, guardians, or other administrator of the college students) that they agree such internet consumer loan provided to such college student and they will guarantee the repayment of such internet consumer loan; and (iii) all credit information of internet consumer loan for college students shall be submitted to the financial credit information database in a timely, complete and accurate manner, and college students who do not agree to submit such credit information shall not be extended the loan.

In 2017, as directed by the relevant regulatory authorities, our micro-credit loan company had already stopped providing services to college students. We will also recommend new customers based on any new instructions provided by our financial institution partners. In addition, we will continue to assess and strengthen our customer identification capabilities, to better comply with the requests of our financial institution partners.

Management changes

On March 18, 2021, Lexin appointed Mr. Ryan Huanian Liu as the Company’s new senior vice president responsible for new business initiatives. Previously, Mr. Liu was Lexin’s chief risk officer in charge of the company’s risk control operations. In addition, Lexin would also like to welcome Mr. Yang Qiao to the Lexin team as a new vice president responsible for risk control. Prior to joining Lexin, Mr. Qiao held senior positions with JD Finance, Discover, and ZRobot.

Outlook

Based on Lexin’s preliminary assessment of the current market conditions, the Company now expects total loan originations for fiscal year 2021 to be between RMB240 billion and RMB250 billion, representing an upward adjustment of up to RMB30 billion from the previously stated guidance of RMB220 to RMB230 billion disclosed in the Company’s January 2021 press release. This is Lexin’s current and preliminary view, which is subject to changes and uncertainties.

Conference Call

The Company's management will host an earnings conference call at 11:00 PM U.S. Eastern time on March 18, 2021 (11:00 AM Beijing/Hong Kong time on March 19, 2021).

Participants who wish to join the conference call should register online at:

http://apac.directeventreg.com/registration/event/3006519

Please note the Conference ID number of 3006519.

Once registration is completed, participants will receive the dial-in information for the conference call, an event passcode, and a unique registrant ID number.

Participants joining the conference call should dial-in at least 10 minutes before the scheduled start time.

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.lexin.com.

A replay of the conference call will be accessible approximately two hours after the conclusion of the live call until March 26, 2021, by dialing the following telephone numbers:

United States:	1 855 452 5696 or 1 646 254 3697
International:	61 2 8199 0299
Replay Access Code:	3006519

About LexinFintech Holdings Ltd.

LexinFintech Holdings Ltd. is a leading online consumption and consumer finance platform for new generation consumers in China. The Company provides a range of services including financial technology services, membership benefits, and a point redemption system through its ecommerce platform Fenqile and membership platform Le Card. The Company works with financial institutions and brands both online and offline to provide a comprehensive consumption ecosystem catering to the needs of young professionals in China. Lexin utilizes advanced technologies such as big data, cloud computing and artificial intelligence throughout the Company's services and operations, which include risk management, loan facilitation, and the near-instantaneous matching of users’ funding requests with offers from the Company's many funding partners.

For more information, please visit http://ir.lexin.com

To follow us on Twitter, please go to: https://twitter.com/LexinFintech.

Use of Non-GAAP Financial Measures Statement

In evaluating our business, we consider and use adjusted net income, non-GAAP EBIT, adjusted net income per ordinary share and per ADS, four non-GAAP measures, as supplemental measures to review and assess our operating performance. The presentation of the non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define adjusted net income as net income excluding share-based compensation expenses, interest expense associated with convertible notes, investment-related impairment and investment loss/(income) and we define non-GAAP EBIT as net income excluding income tax expense, share-based compensation expenses, interest expense, net, investment-related impairment, and investment loss/(income).

We present these non-GAAP financial measures because it is used by our management to evaluate our operating performance and formulate business plans. Adjusted net income enables our management to assess our operating results without considering the impact of share-based compensation expenses, interest expense associated with convertible notes, investment-related impairment and investment loss/(income). Non-GAAP EBIT, on the other hand, enables our management to assess our operating results without considering the impact of income tax expense, share-based compensation expenses, interest expense, net, investment-related impairment and investment loss/(income). We also believe that the use of these non-GAAP financial measures facilitates investors’ assessment of our operating performance. These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP.

These non-GAAP financial measures have limitations as an analytical tool. One of the key limitations of using adjusted net income and non-GAAP EBIT is that they do not reflect all items of income and expense that affect our operations. Share-based compensation expenses, interest expense associated with convertible notes, income tax expense, interest expense, net and investment-related impairment and investment loss/(income) have been and may continue to be incurred in our business and are not reflected in the presentation of adjusted net income and non-GAAP EBIT. Further, these non-GAAP financial measures may differ from the non-GAAP financial information used by other companies, including peer companies, and therefore their comparability may be limited.

We compensate for these limitations by reconciling the non-GAAP financial measure to the most directly comparable U.S. GAAP financial measure, which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

Exchange Rate Information Statement

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.5250 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2020. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about Lexin’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the expectation of its collection efficiency and delinquency, business outlook and quotations from management in this announcement, contain forward-looking statements. Lexin may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Lexin’s goal and strategies; Lexin’s expansion plans; Lexin’s future business development, financial condition and results of operations; Lexin’s expectation regarding demand for, and market acceptance of, its credit and investment management products; Lexin’s expectations regarding keeping and strengthening its relationship with borrowers, institutional funding partners, merchandise suppliers and other parties it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Lexin’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Lexin does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

LexinFintech Holdings Ltd.

IR inquiries:

Tony Hung

Tel: +86 (755) 3637-8888 ext. 6258

E-mail: IR@lexin.com

Media inquiries:

Limin Chen

Tel: +86 (755) 3637-8888 ext. 6993

E-mail: liminchen@lexin.com

SOURCE LexinFintech Holdings Ltd.

LexinFintech Holdings Ltd.

Unaudited Condensed Consolidated Balance Sheets

	As of
(In thousands)	December 31, 2019	December 31, 2020
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	2,085,234	1,563,755	239,656
Restricted cash	1,813,855	1,112,152	170,445
Restricted time deposits	1,962,293	1,779,458	272,714
Short-term financing receivables, net of allowance for credit losses of RMB318,262 and RMB508,013 as of December 31, 2019 and December 31, 2020, respectively	3,752,690	4,918,548	753,800
Loans at fair value	-	381,393	58,451
Accrued interest receivable, net of allowance for credit losses of nil and RMB1,681 as of December 31, 2019 and December 31, 2020, respectively	54,284	79,793	12,229
Prepaid expenses and other current assets	1,324,924	1,004,845	153,999
Amounts due from related parties	-	941	144
Deposits to insurance companies and guarantee companies	1,251,003	1,066,281	163,415
Short-term guarantee receivables, net of allowance for credit losses of RMB49,833 and RMBB58,771 as of December 31, 2019 and December 31, 2020, respectively	1,183,278	756,197	115,892
Short-term contract assets and service fees receivable, net of allowance for credit losses of RMB94,894 and RMB65,607 as of December 31, 2019 and December 31, 2020, respectively	2,971,976	3,707,649	568,222
Inventories, net	106,781	47,170	7,229
Total current assets	16,506,318	16,418,182	2,516,196
Non‑current assets
Restricted cash	86,537	163,999	25,134
Restricted time deposits	4,350	-	-
Long‑term financing receivables, net of allowance for credit losses of RMB55,283 and RMB21,149 as of December 31, 2019 and December 31, 2020, respectively	658,798	204,761	31,381
Long-term guarantee receivables, net of allowance for credit losses of RMB750 and RMB16,994 as of December 31, 2019 and December 31, 2020, respectively	281,699	218,654	33,510
Long-term contract assets and service fees receivable, net of allowance for credit losses of RMB2,845 and RMB18,970 as of December 31, 2019 and December 31, 2020, respectively	482,875	481,989	73,868
Property, equipment and software, net	92,553	125,694	19,263
Land use rights, net	-	1,000,467	153,328
Long‑term investments	511,605	521,802	79,970
Deferred tax assets	157,138	747,332	114,534
Other assets	454,421	462,285	70,848
Total non‑current assets	2,729,976	3,926,983	601,836
TOTAL ASSETS	19,236,294	20,345,165	3,118,032

LIABILITIES
Current liabilities
Accounts payable	201,837	42,961	6,584
Amounts due to related parties	40,804	67,514	10,347
Short‑term borrowings	1,977,691	1,827,063	280,010
Short‑term funding debts	3,755,528	4,685,935	718,151
Accrued interest payable	87,003	36,484	5,591
Guarantee liabilities(1)	1,726,368	-	-
Deferred guarantee income(1)	-	694,582	106,449
Contingent guarantee liabilities(1)	-	1,738,787	266,481
Funds payable to individual investors	618,749	-	-
Accrued expenses and other current liabilities	1,394,639	2,926,347	448,482
Total current liabilities	9,802,619	12,019,673	1,842,095
Non‑current liabilities
Long‑term funding debts	450,595	825,814	126,562
Deferred tax liabilities	309,646	21,046	3,225
Convertible notes	2,046,051	1,920,227	294,288
Other long-term liabilities	27,844	27,667	4,240
Total non‑current liabilities	2,834,136	2,794,754	428,315
TOTAL LIABILITIES	12,636,755	14,814,427	2,270,410
SHAREHOLDERS’ EQUITY:
Class A Ordinary Shares	170	176	27
Class B Ordinary Shares	61	58	9
Additional paid‑in capital	2,519,886	2,724,006	417,472
Statutory reserves	352,313	649,234	99,499
Accumulated other comprehensive (loss)/income	(7,288)	3,308	507
Retained earnings	3,734,397	2,113,956	323,978
Non-controlling interests	-	40,000	6,130
TOTAL SHAREHOLDERS’ EQUITY	6,599,539	5,530,738	847,622
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	19,236,294	20,345,165	3,118,032

(1)	We have adopted ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326) effective January 1, 2020 using the modified retrospective method.

Before the adoption of ASC 326, the guarantee liabilities subsequent to initial recognition were measured at the greater of the amount determined based on ASC 460 and the amount determined under ASC 450. An excess liability was recorded when the aggregate contingent liabilities under ASC 450 exceeded the balance of guarantee liabilities determined under ASC 460.

After the adoption of ASC 326, a contingent liability in full amount determined using CECL lifetime methodology of the guarantee (i.e., the contingent aspect recorded as “Contingent guarantee liabilities”) shall be accounted for in addition to and separately from the guarantee liability (i.e., the noncontingent aspect recorded as “Deferred guarantee income”) accounted for under ASC 460.

LexinFintech Holdings Ltd.

Unaudited Condensed Consolidated Statements of Operations

	For the Three Months Ended December 31,			For the Year Ended December 31,
(In thousands, except for share and per share data)	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
Operating revenue:
Online direct sales	1,084,700	427,760	65,557	3,623,991	1,900,835	291,316
Membership services(1)	26,067	37,009	5,672	112,558	113,107	17,334
Other services(1)	32,451	5,482	839	92,292	68,890	10,558
Online direct sales and services income(1)	1,143,218	470,251	72,068	3,828,841	2,082,832	319,208
Loan facilitation and servicing fees-credit oriented(1)	1,529,525	1,034,265	158,508	4,811,868	3,786,996	580,383
Interest and financial services income and other revenues	259,256	472,668	72,440	1,146,824	1,418,892	217,455
Guarantee income(2)	-	338,580	51,890	-	2,319,693	355,509
Credit-oriented services income(1)	1,788,781	1,845,513	282,838	5,958,692	7,525,581	1,153,347
Loan facilitation and servicing fees-performance based(1)	193,559	679,494	104,137	648,516	1,930,835	295,913
Loan facilitation and servicing fees-volume based(1)	22,503	37,903	5,809	167,458	106,007	16,246
Platform-based services income(1)	216,062	717,397	109,946	815,974	2,036,842	312,159
Total operating revenue	3,148,061	3,033,161	464,852	10,603,507	11,645,255	1,784,714
Operating cost:
Cost of sales	(1,091,666)	(431,804)	(66,177)	(3,624,301)	(1,907,508)	(292,338)
Funding cost	(128,307)	(140,735)	(21,569)	(508,829)	(589,837)	(90,396)
Processing and servicing cost	(210,124)	(381,964)	(58,539)	(642,126)	(1,413,212)	(216,584)
Provision for credit losses of financing receivables	(219,363)	(150,851)	(23,119)	(708,684)	(779,235)	(119,423)
Provision for credit losses of contract assets and receivables	(20,940)	(187,227)	(28,694)	(125,471)	(441,805)	(67,710)
Provision for credit losses of contingent liabilities of guarantee(2)	-	(220,489)	(33,791)	-	(2,880,590)	(441,470)
Total operating cost	(1,670,400)	(1,513,070)	(231,889)	(5,609,411)	(8,012,187)	(1,227,921)
Gross profit	1,477,661	1,520,091	232,963	4,994,096	3,633,068	556,793
Operating expenses:
Sales and marketing expenses	(520,009)	(343,272)	(52,609)	(1,538,698)	(1,274,402)	(195,311)
Research and development expenses	(101,342)	(95,124)	(14,578)	(415,995)	(474,265)	(72,684)
General and administrative expenses	(119,723)	(125,464)	(19,228)	(412,117)	(451,284)	(69,162)
Total operating expenses	(741,074)	(563,860)	(86,415)	(2,366,810)	(2,199,951)	(337,157)
Change in fair value of financial guarantee derivatives, net	(257,777)	(325,848)	(49,938)	(212,256)	(707,442)	(108,420)
Change in fair value of loans at fair value	-	(35,926)	(5,506)	-	(47,282)	(7,246)
Gain on guarantee liabilities, net(2)	115,546	-	-	196,063	-	-
Interest expense, net	(29,476)	(18,074)	(2,770)	(39,215)	(77,542)	(11,884)
Investment-related impairment	-	(33,786)	(5,178)	-	(69,156)	(10,599)
Investment (loss)/income	(1,222)	(1,436)	(220)	52,211	7,885	1,208
Others, net	50,345	62,734	9,614	82,422	146,029	22,380
Income before income tax expense	614,003	603,895	92,550	2,706,511	685,609	105,075
Income tax expense	(96,081)	(94,219)	(14,440)	(411,959)	(90,629)	(13,890)
Net income	517,922	509,676	78,110	2,294,552	594,980	91,185

Net income per ordinary share
Basic	1.45	1.39	0.21	6.45	1.63	0.25
Diluted	1.30	1.27	0.19	6.14	1.56	0.24

Net income per ADS
Basic	2.89	2.79	0.43	12.90	3.26	0.50
Diluted	2.60	2.54	0.39	12.29	3.13	0.48

Weighted average ordinary shares outstanding
Basic	358,312,515	365,939,185	365,939,185	355,625,970	364,733,164	364,733,164
Diluted	408,188,044	411,086,216	411,086,216	375,831,131	411,229,810	411,229,810

(1)

Starting from the second quarter of 2020, we report revenue streams in three categories—online direct sales and services income, credit-oriented services income and platform-based services income, to provide more relevant information. We also revised the comparative period presentation to conform to current period classification.

In providing credit-oriented services, we originate on-balance sheet loans, or facilitate the loan origination of off-balance loans where we also provide guarantee services. Consequently, we take all credit risks of borrowers in respect of on-balance sheet loans, and off-balance sheet loans through the relevant guarantee arrangements. By nature, revenue earned from off-balance sheet loans where we also provide guarantee services is recorded as “Loan facilitation and servicing fees-credit oriented” and “Guarantee income,” and interest income and other fees from on-balance sheet loans is recorded as “Interest and financial services income and other revenues.”

In providing platform-based services, we do not provide guarantee services and take no credit risks of borrowers in respect of principal and interests due to the lenders for off-balance sheet loans we facilitate. We either charge the service fees for loan facilitation and servicing at predetermined rates based on the performance of the underlying off-balance sheet loans, which we refer to as performance-based model, or charge the service fees at predetermined rates of amount of loan originations upon successful matching of borrowing requests, which we refer to as volume-based model.

Revenue from “Loan facilitation and servicing fees-credit oriented,” “Loan facilitation and servicing fees-performance based” and “Loan facilitation and servicing fees-volume based” were previously reported as one combined financial statement line item as “Loan facilitation and servicing fees” before the change of presentation.

For online direct sales and services income, we report the premium membership fees for our membership packages as “Membership services,” and the commission fee earned from third-party sellers for the online marketplace services we rendered and other services revenue as “Other services” within “Online direct sales and services income.” The premium membership fees, commission fee earned from third-party sellers and other services revenue were previously reported as “Services and others” within “Online direct sales and services income” before the change of presentation.

(2)	We have adopted ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326) effective January 1, 2020 using the modified retrospective method.

Before the adoption of ASC 326, gain or loss related to guarantee liabilities accounted for under ASC 460 was recorded in one combined financial statement line item within “Gain on guarantee liabilities, net.”

After the adoption of ASC 326, the gain released from the guarantee liabilities accounted for under ASC 460 is recorded as a separate financial statement line item within revenue as “Guarantee income” and the relevant credit losses of guarantee are recorded as “Provision for credit losses of contingent liabilities of guarantee.”

LexinFintech Holdings Ltd.

Unaudited Condensed Consolidated Statements of Comprehensive Income

	For the Three Months Ended December 31,			For the Year Ended December 31,
(In thousands)	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
Net income	517,922	509,676	78,110	2,294,552	594,980	91,185
Other comprehensive (loss)/ income
Foreign currency translation adjustment, net of nil tax	(6,339)	13,884	2,128	7,020	10,596	1,624
Total comprehensive income	511,583	523,560	80,238	2,301,572	605,576	92,809

LexinFintech Holdings Ltd.

Unaudited Reconciliations of GAAP and Non-GAAP Results

	For the Three Months Ended December 31,			For the Year Ended December 31,
(In thousands, except for share and per share data)	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
Reconciliation of Adjusted Net Income to Net Income
Net income	517,922	509,676	78,110	2,294,552	594,980	91,185
Add: Share-based compensation expenses	53,495	46,633	7,148	177,262	198,825	30,472
Interest expense associated with convertible notes	12,393	11,535	1,768	14,261	47,781	7,323
Investment-related impairment	-	33,786	5,178	-	69,156	10,599
Investment loss/ (income)	1,222	1,436	220	(52,211)	(7,885)	(1,208)
Adjusted net income	585,032	603,066	92,424	2,433,864	902,857	138,371

Adjusted net income per ordinary share
Basic	1.63	1.65	0.25	6.84	2.48	0.38
Diluted	1.43	1.47	0.22	6.48	2.20	0.34

Adjusted net income per ADS
Basic	3.27	3.30	0.51	13.69	4.95	0.76
Diluted	2.87	2.93	0.45	12.95	4.39	0.67

Weighted average number of ordinary shares outstanding
Basic	358,312,515	365,939,185	365,939,185	355,625,970	364,733,164	364,733,164
Diluted	408,188,044	411,086,216	411,086,216	375,831,131	411,229,810	411,229,810

LexinFintech Holdings Ltd.

Unaudited Reconciliations of GAAP and Non-GAAP Results

	For the Three Months Ended December 31,			For the Year Ended December 31,
(In thousands)	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
Reconciliations of Non-GAAP EBIT to Net Income
Net income	517,922	509,676	78,110	2,294,552	594,980	91,185
Add: Income tax expense	96,081	94,219	14,440	411,959	90,629	13,890
Share-based compensation expenses	53,495	46,633	7,148	177,262	198,825	30,472
Interest expense, net	29,476	18,074	2,770	39,215	77,542	11,884
Investment-related impairment	-	33,786	5,178	-	69,156	10,599
Investment loss/(income)	1,222	1,436	220	(52,211)	(7,885)	(1,208)
Non-GAAP EBIT	698,196	703,824	107,866	2,870,777	1,023,247	156,822